AMENDED ARTICLES

Article III-- The Corporation shall have two classes of stock, Common Stock (as defined below) and Preferred Stock (as defined below):

We have authorized capital stock consisting of 19,000,000 shares of common stock, $0.001 par value per share ("Common Stock") and 1,000,000 shares of Series A Preferred Stock, $0.001 par value per share ("Preferred Stock").

The Preferred Stock shall have the following preferences:

1) In the event of any liquidation, dissolution or winding up of this Corporation, either voluntary or involuntary, the holder of Preferred Stock may at his sole option elect to receive, prior and in preference to any distribution of any of the assets of this Corporation to the holders of common stock by reason of their ownership thereof, an amount per share equal to $0.001 for the outstanding share of Preferred Stock. Upon the completion of this distribution and any other distribution that may be required with respect to series of preferred stock of this Corporation that may from time to time come into existence, if assets remain in this Corporation the holders of the common stock of this Corporation shall receive all of the remaining assets of this Corporation. For purposes of this Section 1, a liquidation, dissolution or winding up of this Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions including, without limitation, any reorganization, merger or consolidation but, excluding any merger effected exclusively for the purpose of changing the domicile of the Corporation or any transaction in which the Corporation is the surviving entity or (ii) a sale of all or substantially all of the assets of the Corporation unless the Corporation's shareholders of record as constituted immediately prior to such transaction will, immediately after such transaction (by virtue of securities issued as consideration in the transaction) hold at least 50% of the voting power of the surviving or acquiring entity. Whenever a distribution provided for in this Section 1 shall be payable in securities or property other than cash, the value of such distribution shall be the fair market value of such securities or other property as determined and agreed to by the Board of Directors of this Corporation.

2. The Preferred Stock is not redeemable without the prior written consent of the holder of such Preferred Stock.

3. Shares of Preferred Stock shall be convertible, at the sole option of the Corporation, at any time after the date of issuance of such share at the office of this Corporation into such number of fully paid and non-assessable shares of common stock of the Corporation as is determined by mutual agreement of the Corporation and the holder of the Preferred Stock at the time of conversion.

4. The holder of the shares of Preferred Stock shall have the following voting rights:

(a) The holder of each share of Preferred Stock shall be vote with the equivalent of 100 shares of Common Stock, in all voting matters. The holder of the share of Preferred Stock shall be entitled to vote on all matters submitted to a vote of the shareholders of the Corporation, voting together with the holders of the common stock and of any other shares of capital stock of the Corporation entitled to vote at a meeting of shareholders as one class, except in cases where a separate or additional vote or consent of the holders of any class or series of capital stock or other equity securities of the Corporation shall be required by these Articles or applicable law, in which case the requirement for any such separate or additional vote or consent shall apply in addition to the single class vote or consent otherwise required by this paragraph.

(b) As of each record date for the determination of the Corporation's shareholders entitled to vote on any matter (a "Record Date"), shares of Preferred Stock shall have voting rights and powers equal to the number of votes that entitle the holder of the share of Preferred Stock to exercise one vote more than one-half of all votes entitled to be cast as of such Record Date by all holders of capital stock of the Corporation so as to ensure that the votes entitled to be cast by the holder of the share of Preferred Stock shall be equal to at least fifty-one percent (51%) of all votes entitled to be cast.

(c) Without the written consent of the holder of the share of Preferred Stock at a meeting of the shareholders of this Corporation called for such purpose, the Corporation will not amend, alter or repeal any provision of the Articles of Incorporation (by merger or otherwise) so as to adversely affect the preferences, rights or powers of the Preferred Stock.

5.In the event the share of Preferred Stock shall be redeemed pursuant to Section 3 hereof, or converted pursuant to Section 4 hereof, the share shall be cancelled and returned to the status of authorized but unissued shares of preferred stock.

6. This Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of the share of Preferred Stock.

Ed Murray
Wyoming Secretary of State
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

For Office Use Only

Profit Corporation
Articles of Amendment

1. Corporation name:

2. Article number(s) is amended as follows:

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on .
(Date – mm/dd/yyyy)

P-Amendment – Revised October 2015

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

Shares were *not* issued and the board of directors or incorporators have adopted the amendment.

OR

Shares were issued and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

Shares were issued and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: **/s/ Hamon Francis Fytton** **Date:** 02/17/2017

(May be executed by Chairman of Board, President or another of its officers.) *(mm/dd/yyyy)*

Print Name: **Hamon Francis Fytton**

Title:

Contact Person: **Hamon Francis Fytton**

Daytime Phone Number: 561-210-7553

Email: **ceo@MayflowerInvestment.com**

(Email provided will receive annual report reminders and filing evidence.)
**May list multiple email addresses*

Checklist

- ***Filing Fee: $50.00*** Make check or money order payable to Wyoming Secretary of State.
- Please submit one **originally signed** document.
- **Typical processing time is 3-5 business days** following the date of receipt in our office.
- Please review form prior to submitting to the Secretary of State to ensure all areas have been completed to avoid a delay in the processing time of your documents.

P-Amendment – Revised October 2015